FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from            to

Commission file number 0-22874

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

JDS UNIPHASE CORPORATION EMPLOYEE 401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JDS UNIPHASE CORPORATION

430 N. McCarthy Blvd.

Milpitas, CA 95035

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Note – Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Plan Administrator of the

JDS Uniphase Corporation

Employee 401(k) Retirement Plan

We have audited the financial statements of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) as of December 31, 2005 and 2004, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 16, 2006

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets:
Investments, at fair value	$186,813,067	$158,600,459
Investments, at contract value	39,749,035	40,911,611
Participant loans	3,467,604	2,730,466

Assets held for investment purposes	230,029,706	202,242,536

Cash in transit	94,286,977	—
Employer’s contribution receivable	46,169	171
Participants’ contributions receivable	131,920	37

Net assets available for benefits	$324,494,772	$202,242,744

See notes to financial statements.

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2005	2004
Additions to net assets attributed to:
Investment income:
Dividends and interest	$7,181,289	$4,608,625
Net realized and unrealized gains in fair value of investments	5,282,845	12,919,160

	12,464,134	17,527,785

Contributions:
Participants’	11,378,356	13,765,563
Employer’s	1,504,249	1,810,793

	12,882,605	15,576,356

Total additions	25,346,739	33,104,141

Deductions from net assets attributed to:
Withdrawals and distributions	27,449,970	18,905,561
Administrative expenses	7,364	9,950

Total deductions	27,457,334	18,915,511

Net increase (decrease) prior to transfers	(2,110,595)	14,188,630

Transfers of assets to the Plan	124,362,623	919,148

Net increase in net assets	122,252,028	15,107,778

Net assets available for benefits:
Beginning of year	202,242,744	187,134,966

End of year	$324,494,772	$202,242,744

See notes to financial statements.

JDS UNIPHASE CORPORATION

EMPLOYEE 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the JDS Uniphase Corporation Employee 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1986 by JDS Uniphase Corporation (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the provisions of ERISA, as amended.

The Plan was amended effective September 30, 2003 to (a) eliminate qualifying employer securities as an investment option, and (b) require divestiture of existing investments in qualifying employer securities by September 30, 2006.

Eligibility - Under the terms of the Plan, all regular US employees age 18 or older are eligible to participate in the Plan on their date of hire.

Administration - The Company has delegated to the Company’s Benefits Committee (the Committee) the responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions. The Company is the named fiduciary and administrator of the Plan, as well as the Plan sponsor, as defined by ERISA. The Company has contracted with T. Rowe Price Trust Company (T. Rowe Price Trust) to provide administrative and record-keeping services with respect to the Plan. Substantially all Plan administrative expenses are paid by the Company.

Trustee - T. Rowe Price Trust is the Plan’s trustee.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments and assumptions that affect the amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities, reported in the financial statements and accompanying notes. Actual results could differ from management’s estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by T. Rowe Price Trust and invested based solely upon instructions received from participants. Plan investments in mutual funds, equity securities and participant loans are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Participant loans are valued at cost, which approximates fair value.

The Stable Value Fund is a collective trust fund principally invested in a diversified portfolio of guaranteed investment contracts (GICs). Participation units in the collective trust fund are stated at their quoted redemption value on the last business day of the Plan year as reported by T. Rowe Price Trust. This fund is fully benefit responsive and has been reported in the financial statements at contract value. The fair value of the Plan’s investment in this fund approximates the contract value at December 31, 2005 and 2004.

The average yield for investments in the Stable Value Fund for the years ended December 31, 2005 and 2004 was 4.0% and 3.9%, respectively. The average crediting interest rate at December 31, 2005 and 2004 was 4.20% and 3.97%, respectively.

The Plan was amended effective September 30, 2003 to no longer allow future investments in Company common stock. Investments currently held in Company common stock will be divested and reinvested in other funds no later than September 30, 2006 at the direction of the individual participants, or, if no direction is received, by the Plan administrator.

Income taxes - The Company adopted a prototype plan that has received an opinion letter from the Internal Revenue Service (IRS). The Plan has been amended since it received a favorable determination letter from the IRS dated October 18, 2004. The Company believes that the Plan continues to operate in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across fourteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the investments in Company common stock. The Plan provides for various investment options in any combination of investment securities offered by the Plan. As noted under Investments above, future investments in Company common stock are not permitted, and all amounts currently invested in Company common stock must be directed to other Plan investments no later than September 30, 2006. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is reasonably possible that changes in market values, interest rates or other factors in the near term will materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may contribute up to 20% of their eligible annual compensation on a pre-tax-basis, provided the amounts do not exceed the annual IRS limit. Such contributions are withheld by the Company from each participant’s compensation and deposited in the appropriate fund in accordance with the participant’s directives.

Participants are permitted to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s directives and the Plan’s provisions.

Employer contributions - The Plan provides for employer matching contributions to all participants who make elective contributions in an amount equal to 25% of the employee’s elective contribution for the first 6% of eligible compensation contributed, up to a maximum of $1,500 per year.

Vesting - Participants are immediately 100% vested in their entire account balance.

Participant accounts - Separate accounts are maintained for each participant. The account balances are generally adjusted (a) biweekly or semi-monthly for participant contributions, and (b) daily for the gains or losses on the Plan’s investments based on the change in the net asset values of the investments. Allocation of the Company’s contribution is based upon the participant’s directives with respect to participant contributions, as defined in the Plan.

Payment of benefits - Participants are eligible for payment of benefits upon termination of service. Upon termination of service, participants or their beneficiaries may elect (a) to leave their account balance in the Plan, (b) to receive their total account balance in a lump sum amount equal to the value of the participant’s interest in their account, or (c) to receive periodic installments. Spousal consent may be required based on the value of the account balance or type of distribution. Distributions are paid in cash, except for distributions of common stock, which may be made in cash or shares of Company common stock at the election of the participant. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

Loans to participants - Participants may borrow not less than $500 and up to the lesser of $50,000 or 50% of their account balance. Loans are secured by the participant’s account balance. Loans bear an interest rate established at the time of the loan at the prime rate plus 1% and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of loans are established by the Committee. Outstanding loans at December 31, 2005 carried interest rates ranging from 5% to 11.5% per annum.

NOTE 3 - TRANSFERS OF PLAN ASSETS

In conjunction with the acquisition of Acterna, Inc. by the Company in August 2005, the Company merged the Acterna, Inc 401(k) Savings Plan (the Acterna Plan) into the Plan in December 2005. The merger increased Plan assets by approximately $118.9 million. Of this amount, approximately $94.3 million was cash in transit from the Acterna Plan at December 31, 2005 that was invested in funds offered by the Plan on January 3, 2006.

In conjunction with acquisitions made by the Company, assets of the Lightwave Electronics Corporation 401(k) Profit Sharing Plan totaling approximately $5.3 million were merged with the Plan in July 2005 and assets of the Advanced Digital Optics, Inc. 401(k) Profit Sharing Plan totaling approximately $0.2 million were merged with the Plan in January 2005.

In conjunction with acquisitions made by the Company, assets of the E2O Communication, Inc. 401(k) Plan totaling approximately $0.9 million were merged with the Plan in September 2004.

The activity in the statements of changes in net assets of the Plan reflects the activity in these plans only from the date of the mergers.

NOTE 4 - PLAN OBLIGATIONS AND FORM 5500 RECONCILIATION

Included in net assets available for benefits at December 31, 2004 are benefits due to withdrawing participants for benefit claims which have been processed and approved for payment prior to year end, but not yet paid, of approximately $123,000. There were no such amounts at December 31, 2005.

NOTE 5 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2005	2004
T. Rowe Price Trust:
Stable Value Fund	$39,749,035	$40,911,611
Equity Income Fund	11,902,694	12,522,250
Equity Index 500 Fund	15,951,495	16,201,456
Growth Stock Fund	17,500,432	17,748,946
Mid Cap Growth Fund	36,650,749	34,523,894
Personal Strategy - Balanced Fund	12,891,958	12,467,011
Personal Strategy - Growth Fund	11,349,041	10,788,444
Fidelity Diversified International Fund	16,382,385	13,474,156
Fidelity Dividend Growth Fund	10,057,092	11,306,186
New York Life Anchor Contract	18,278,828	—
Other funds with assets less than 5% of net assets	39,315,997	32,298,582

Assets held for investment purposes	$230,029,706	$202,242,536

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2005	2004
Mutual funds	$7,608,797	$14,159,264
Common stock	(2,325,952)	(1,240,104)

	$5,282,845	$12,919,160

NOTE 6 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by T. Rowe Price Trust, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As summarized in Note 1, participants may no longer elect to invest a portion of their accounts in the common stock of the Company, and such investments will be redirected to other investments by September 30, 2006. Aggregate investment in JDS Uniphase Corporation common stock was as follows at December 31:

	Number of shares	Fair value
2005	2,409,413	$5,686,214
2004	2,741,305	$8,689,937

NOTE 7 - PLAN TERMINATION OR MODIFICATION

Although the Company has not expressed any intent to do so, the Plan permits the Company to amend and/or terminate the Plan at any time for any reason. The Board of Directors of the Company has delegated to the Committee the authority to amend the Plan where such amendments do not significantly change the design of the Plan, or where such amendments are designed to bring the Plan into compliance with applicable laws. No amendment of the Plan may reduce the benefit of any participant which accrued under the Plan prior to the date when such amendment is adopted.

NOTE 8 - LITIGATION

A consolidated action entitled In re JDS Uniphase Corporation ERISA Litigation, Case No. C-03-4743 WWS, is pending in the District Court for the Northern District of California against the Company, certain of its former and current officers and directors, and certain other current and former JDSU employees on behalf of a purported class of participants in the 401(k) Plans of the Company and Optical Coating Laboratory, Inc. and the Plans themselves. On October 31, 2005, Plaintiffs filed an amended complaint. The amended complaint alleges that Defendants violated the Employee Retirement Income Security Act by breaching their fiduciary duties to the Plans and the Plans’ participants. The amended complaint alleges a purported class period from February 4, 2000 to the present and seeks an unspecified amount of damages, restitution, a constructive trust, and other equitable remedies. Certain individual defendants’ motion to dismiss portions of the amended complaint was granted with prejudice on May 23, 2006. The rest of the case, including all claims against the Company, is proceeding. Plaintiffs have begun taking discovery. No trial date has been set. No amounts related to the litigation have been recorded by the Plan.

NOTE 9 - SUBSEQUENT EVENT

In conjunction with the acquisition of Agility Communications, Inc. by the Company in November 2005, the Company merged the Agility Communications, Inc. 401(k) Profit Sharing Plan into the Plan in April 2006. The merger increased Plan assets by approximately $3 million.

SUPPLEMENTAL SCHEDULE

JDS UNIPHASE CORPORATION	EIN: 94-2579683
EMPLOYEE 401(k) RETIREMENT PLAN	PLAN #001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
	T. Rowe Price Trust Company:
*	Stable Value Fund	Collective Trust Fund	$39,749,035
*	Equity Income Fund	Mutual Fund	11,902,694
*	Equity Index 500 Fund	Mutual Fund	15,951,495
*	Growth Stock Fund	Mutual Fund	17,500,432
*	Mid Cap Growth Fund	Mutual Fund	36,650,749
*	Personal Strategy - Balanced Fund	Mutual Fund	12,891,958
*	Personal Strategy - Growth Fund	Mutual Fund	11,349,041
*	Personal Strategy - Income Fund	Mutual Fund	4,434,122
*	Science & Technology Fund	Mutual Fund	4,920,799
*	Media & Telecommunications Fund	Mutual Fund	3,181,719
	PIMCO Total Return Admin Fund	Mutual Fund	12,637,551
	Fidelity Diversified International Fund	Mutual Fund	16,382,385
	Fidelity Dividend Growth Fund	Mutual Fund	10,057,092
	Lord Abbet Small Cap Value Fund A	Mutual Fund	4,987,988
	New York Life Anchor Contract	Mutual Fund	18,278,828
*	JDS Uniphase Corporation	Common Stock	5,686,214
*	Participant loans	Interest rates ranging from 5% to 11.5%	3,467,604

		Total	$230,029,706

*	Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JDS UNIPHASE CORPORATION

Date: June 23, 2006	By	/s/	David Vellequette
David Vellequette
Senior Vice President and Chief Financial Officer
(Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Mohler, Nixon & Williams, Independent Registered Public Accounting Firm.